UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the presentation materials related to the First Quarter 2026 Results of UBS
Group AG, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
April 29, 2026

UBS

First quarter 2026

Financial results

29 April 2026

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the first quarter of 2026 for a list of all measures UBS uses that qualify as APMs or non-GAAP measures.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov.

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the first quarter of 2026 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

UBS

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong 1Q26 financial performance; net profit 3.0bn, underlying profit before tax 4.0bn, underlying RoCET1 17.0%, underlying cost/income ratio 70.2%

Franchise strength demonstrated by robust client momentum; 6.9trn invested assets with GWM NNA 37bn and AM NNM 14bn, GWM underlying transaction income +17% YoY, IB underlying revenues +31% YoY

On track to finalize integration, enabling intensified focus on growth; Swiss client account migrations completed, allowing us to deliver the best of UBS to our clients and create long-term value for all stakeholders

Maintained strong capital position and balance sheet for all seasons; CET1 capital ratio 14.7%, CET1 leverage ratio 4.4%, total loss-absorbing capacity 198bn; executing on our 2026 capital return plans

Committed to our global diversified business model; contributing to fact-based deliberations on the Swiss capital framework; remaining focused on protecting the interests of our shareholders while mitigating the impact, if possible, on clients and employees

Financial performance

Todd Tuckner, Group CFO

UBS

Strong business momentum and cost discipline driving operating leverage

Underlying, bn



Revenues
+15%
11.9
13.6
11.6
13.7
Core:
+18%
1Q25
1Q26
Operating expenses
(7%) excl. litigation, variable and FA compensation, and FX
+4%
9.2
9.6
8.7
9.4
Core:
+8%
1Q25
1Q26
Profit before tax
+54%
2.6
4.0
2.8
4.1
Core:
+47%
1Q25
1Q26
Core
NCL

Underlying	1Q26
PBT	**4.0bn**
RoCET1	**17.0%**
Cost / income	**70.2%**

Reported	
Net profit	**3.0bn**
EPS	**0.94**

Net profit 3.0bn with double digit percentage PBT growth in all businesses

Profits

m



Underlying
+54%
2,586
429
248
44
520
103
61
3,990
~0.3bn expected in 2Q26
600
(750)
~0.7bn expected in 2Q26
3,841
o/w tax: (786m)
(801)
3,040
1Q25 PBT
GWM
P&C
AM
IB
NCL
Group Items
1Q26 PBT
Non-underlying revenues[1]
Non-underlying expenses[1]
1Q26 reported PBT
Tax and NCI
1Q26 net profit

1 Refer to slide 18 for details on underlying results and reconciliation to reported results

Delivered additional 0.8bn gross cost saves, on track for ~13.5bn by YE26


Cumulative annualized exit rate gross cost reductions
USD bn
10.7
11.5
~13.5
YE25
1Q26
YE26e
At constant FX1


Underlying operating expenses
USD bn
~40.6
35.6
36.0
~32.2
25.5
25.5
(~27%) / (~8.5bn) at constant FX
(~0.4bn) vs. FY25 at constant FX
FY22 combined cost baseline2
FY25
1Q26 LTM
Excl. litigation, variable- and FA-compensation


Cumulative integration-related expenses3
USD bn
13.4
14.2
13.0
13.7
~15
~1.1x gross cost saves
YE25
1Q26
YE26e
FX impact
At constant FX1

1 Based on constant FX rates as of September 2023; 2 Refer to slide 23 for reconciliation of the FY22 combined baseline; 3 Does not include integration-related expenses booked in revenues

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	1Q26	4Q25	1Q25	QoQ	YoY
Total assets	**1,687**	1,617	1,543	+4%	+9%
o/w: Cash and balances at central banks	225	210	231	+7%	(3%)
o/w: Lending assets[1]	678	673	615	+1%	+10%
o/w: Fair value assets[2]	527	493	445	+7%	+18%
Total liabilities	**1,594**	1,527	1,456	+4%	+9%
o/w: Fair value and long-term debt	301	295	295	+2%	+2%
o/w: Short-term borrowings	69	58	58	+18%	+18%
o/w: Customer deposits	786	788	745	0%	+5%
Total equity	**93**	90	88	+2%	+6%
Tangible equity	85	83	80	+3%	+6%
Tangible book value per share (USD)	27.50	26.93	25.18	+2%	+9%
Credit risk					
Cost of credit risk	4bps	9bps	7bps	(5bps)	(2bps)
Credit-impaired lending assets as a % of total lending assets, gross	0.9%	0.9%	1.0%	0.0pp	0.0pp

USD bn, except where indicated	1Q26	4Q25	1Q25	QoQ	YoY
Regulatory capital					
CET1 capital	73.3	71.3	69.2	+3%	+6%
AT1 capital	23.6	19.9	18.7	+19%	+27%
TLAC	197.6	187.3	187.2	+5%	+6%
RWA	500.4	493.4	483.3	+1%	+4%
LRD	1,653	1,622	1,562	+2%	+6%
CET1 capital ratio (%)	14.7%	14.4%	14.3%	+21bps	+34bps
CET1 leverage ratio (%)	4.4%	4.4%	4.4%	+4bps	+1bps
Liquidity and funding					
Liquidity coverage ratio (%, average)	178%	183%	181%	(5pp)	(3pp)
Net stable funding ratio (%)	117%	116%	124%	+1pp	(7pp)

1Q26

- Lending assets 678bn, +5bn QoQ driven by positive net new loans in GWM and P&C and an increase in IB, partly offset by currency effects
- Deposits 786bn, broadly flat QoQ

1Q26

- Strong liquidity position with average LCR of 178%, 334bn of high-quality liquid assets
- Issued 3.7bn of AT1 and 8.7bn of syndicated TLAC-eligible Holdco bonds[3]

UBS

1 Consists of Loans and advances to customers and Amounts due from banks, which were 658bn and 20bn, respectively, as of 1Q26; 2 Level 3 assets account for ~1% of total assets; 3 9.0bn of total issuances of TLAC-eligible senior unsecured debt instruments

Generating capital while funding growth and shareholder returns

CET1 capital ratio

CET1 capital, bn

71.3	3.4	(0.9)	(0.2)	n/a	(0.1)	**73.3**



14.4%
0.7%
(0.2%)
0.0%
(0.2bn) impact on CET1 capital and (1.9bn) impact on RWA
(0.3%)
0.0%
14.7%
4Q25
Net profit¹
Dividend accrual
Currency effects
RWA excl. currency effects
Other²
1Q26

- RWA 500bn, +7bn QoQ
- CET1 leverage ratio 4.4%, +4bps QoQ, with LRD 1,653bn, +31bn QoQ
- Refer to slide 21 for full QoQ RWA and LRD walk
- 13.9% UBS AG standalone CET1 capital ratio, fully applied as of 1Q26

UBS

1 Profit before tax less current tax expense; 2 Includes +0.2bn from eligible deferred tax assets on temporary differences, and movements related to other items

Global Wealth Management

Underlying

USD m, except where indicated	1Q26	4Q25	1Q25	QoQ	YoY
Total revenues	**6,981**	6,580	6,253	+6%	**+12%**
Net interest income	1,729	1,702	1,549	+2%	+12%
Recurring net fee income	3,617	3,566	3,279	+1%	+10%
Transaction-based income	1,664	1,243	1,421	+34%	+17%
Other revenues	(28)	69	4		
Credit loss expense / (release)	9	32	6		
Operating expenses	**4,998**	4,989	4,702	0%	**+6%**
Profit before tax	**1,974**	1,558	1,545	+27%	**+28%**
Profit before tax (reported)	**1,792**	1,290	1,359	+39%	**+32%**
Cost / income ratio	**72%**	76%	75%	(4pp)	**(4pp)**
Invested assets, bn	**4,668**	4,753	4,218	(2%)	**+11%**
Deposits, bn	**477**	479	464	(1%)	**+3%**
Loans, bn	**332**	327	300	+1%	**+10%**
RWA, bn	**167**	166	164	0%	**+2%**

UBS

Underlying 1Q26

PBT 1,974m, +28% YoY

Total revenues 6,981m, +12% YoY

- NII +12%, +2% QoQ reflecting deposit mix supporting higher margins
- Recurring net fee income +10% on higher fee-generating assets
- Transaction-based income +17% on increased client activity

Credit loss expense 9m

Operating expenses 4,998m, +6% YoY, (2%) excluding variable compensation, litigation and FX effects

Net new assets 37.4bn; net new fee-generating assets 37.9bn

Invested assets 4,668bn, (2%) QoQ driven by negative market performance and FX effects, partly offset by NNA

Net new deposits (1.6bn) due to fixed-term deposit outflows, partly offset by inflows into current and savings accounts

Net new loans +4.6bn mainly driven by Lombard

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	1Q26	4Q25	1Q25	QoQ	YoY
Total revenues	**1,756**	1,692	1,705	+4%	**+3%**
Net interest income	900	899	923	0%	(3%)
Recurring net fee income	348	339	357	+3%	(2%)
Transaction-based income	468	429	427	+9%	+10%
Other revenues	40	25	(2)		
Credit loss expense / (release)	55	80	48		
Operating expenses	**990**	1,069	1,060	(7%)	**(7%)**
Profit before tax	**710**	543	597	+31%	**+19%**
Profit before tax (reported)	**809**	452	545	+79%	**+48%**
Cost / income ratio	**56%**	63%	62%	(7pp)	**(6pp)**
Deposits, bn	**251**	249	251	+1%	**0%**
Loans, bn	**247**	246	249	+1%	**(1%)**
RWA, bn	**121**	119	121	+1%	**0%**

Underlying 1Q26

PBT 710m, +19% YoY

Total revenues 1,756m, +3% YoY

- NII (3%), flat QoQ
- Non-NII +10% on higher revenues in Personal Banking and Corporate & Institutional Clients; includes 27m of Other revenues related to Swisscard transaction close

Credit loss expense 55m, reflecting net expenses on credit-impaired and performing positions

Operating expenses 990m, (7%) YoY from synergy realization including lower technology platform costs

Net new deposits +3.5bn with inflows in Corporate & Institutional Clients and Personal Banking

Net new loans +2.4bn driven by mortgages and commodity trade finance

UBS

Asset Management

Underlying *USD m, except where indicated*	1Q26	4Q25	1Q25	QoQ	YoY
Total revenues	**772**	800	741	(4%)	**+4%**
Net management fees	755	790	713	(4%)	+6%
Performance fees	17	39	30	(56%)	(43%)
Net gain / (loss) from disposal		(29)	(2)		
Credit loss expense / (release)	0	1	0		
Operating expenses	**520**	531	533	(2%)	**(2%)**
Profit before tax	**252**	268	208	(6%)	**+21%**
Profit before tax (reported)	**217**	212	135	+2%	**+60%**
Cost / income ratio	**67%**	66%	72%	+1pp	**(5pp)**
Invested assets, bn	**2,064**	2,098	1,796	(2%)	**+15%**
Net new money, bn	**14**	8	7		

Underlying 1Q26

PBT 252m, +21% YoY

Total revenues 772m, +4% YoY on higher net management fees, partly offset by lower performance fees

Operating expenses 520m, (2%) YoY due to lower non-personnel and personnel expenses

Invested assets 2,064bn, (2%) QoQ reflecting negative market performance, FX effects and business exits, partly offset by net new money

Net new money 14.0bn, driven by ETFs and SMAs

UBS

Investment Bank

Underlying

USD m, except where indicated	1Q26	4Q25	1Q25	QoQ	YoY
Total revenues	**3,986**	2,885	3,045	+38%	**+31%**
Global Banking	733	687	564	+7%	+30%
Advisory	238	266	221	(10%)	+8%
Capital Markets	495	421	342	+18%	+45%
Global Markets	3,252	2,198	2,481	+48%	+31%
Execution Services	718	608	517	+18%	+39%
Derivatives & Solutions	1,688	895	1,300	+89%	+30%
Financing	846	696	665	+22%	+27%
Credit loss expense / (release)	65	34	35		
Operating expenses	**2,705**	2,148	2,314	+26%	**+17%**
Profit before tax	**1,216**	703	696	+73%	**+75%**
Profit before tax (reported)	**1,205**	640	722	+88%	**+67%**
Cost / income ratio	**68%**	74%	76%	(7pp)	**(8pp)**
RWA, bn	**113**	107	109	+6%	**+4%**
Return on attributed equity	**24.9%**	14.9%	15.8%	+10.1pp	**+9.2pp**

Underlying 1Q26

PBT 1,216m; revenues +31% YoY; RoAE 25%

Global Banking revenues +30% YoY

- Advisory +8% largely driven by Americas and EMEA
- Capital Markets +45% mainly driven by higher ECM and DCM revenues

Global Markets revenues +31% YoY

- Execution Services +39% on higher Cash Equities revenues
- Derivatives & Solutions +30% driven by FX and Equity Derivatives
- Financing +27% on higher Prime Brokerage revenues

Of which:

- Equities 2,331m, +28%
- FRC 921m, +38%

Operating expenses +17% YoY mainly due to higher personnel expenses

UBS

Nearing completion of NCL wind-down with further progress made

Underlying *USD m, except where indicated*	**1Q26**	4Q25	1Q25	QoQ	**YoY**
Total revenues	**(11)**	(10)	284		
Credit loss expense / (release)	(74)	(12)	7		
Operating expenses	**160**	226	477	(29%)	(66%)
Operating expenses excl. litigation	142	192	470	(26%)	(70%)
Profit before tax	**(97)**	(224)	(200)		
Profit before tax (reported)	**(155)**	(455)	(391)		
RWA, bn	**28**	29	34	(3%)	**(18%)**
LRD, bn	**15**	19	35	(21%)	**(57%)**


Underlying operating expenses excl. litigation
bn
(84%)
~6.1
1.0
~0.5
~0.2
FY22 combined baseline[1]
1Q26 LTM[2]
2026 exit-rate ambition
FY28 ambition


Risk-weighted assets
bn
(67%)
(93%) ex. op. risk
86
30
56
28
24
4
~28
~24[4]
~4
Operational risk
Credit and market risk[3]
2Q23
1Q26
YE26 ambition

UBS

Forward-looking figures based on constant FX rates; **1** Refer to slide 23 for reconciliation of FY22 baseline; **2** Last twelve months; **3** Also including non-counterparty-related risk RWA; **4** ~10% of Operational risk RWA to roll off through 2030, with remainder to substantially roll off in 2031-2035

Appendix

Our Group financial targets and ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
2028

~18% Reported RoCET1[1]

~67% Reported cost / income ratio

1 Based on 2026 capital framework and ~14% CET1 capital ratio

UBS Group results

Reported, USD m, except where indicated	**1Q26**	4Q25	3Q25	2Q25	1Q25
Total revenues	**14,243**	12,145	12,760	12,112	12,557
Credit loss expense / (release)	70	159	102	163	100
Operating expenses	10,333	10,286	9,831	9,756	10,324
Operating profit / (loss) before tax	**3,841**	1,700	2,828	2,193	2,132
Tax expense / (benefit)	786	495	341	(209)	430
of which: current tax expense	473	276	335	368	460
Net profit / (loss) attributable to shareholders	**3,040**	1,199	2,481	2,395	1,692
Diluted EPS (USD)	0.94	0.37	0.76	0.72	0.51
Effective tax rate	20.5%	29.1%	12.0%	(9.5%)	20.2%
Return on CET1 capital	16.8%	6.6%	13.5%	13.5%	9.6%
Return on tangible equity	14.4%	5.8%	12.0%	11.8%	8.5%
Cost / income ratio	72.5%	84.7%	77.0%	80.5%	82.2%
Total book value per share (USD)[1]	29.72	29.18	28.78	28.17	27.35
Total book value per share (CHF)[1]	23.78	23.14	22.92	22.36	24.19
Tangible book value per share (USD)[1]	27.50	26.93	26.54	25.95	25.18
Tangible book value per share (CHF)[1]	22.00	21.35	21.14	20.60	22.27

1 The payment of the 2025 dividend of USD 1.10 per share, approved by shareholders at the 2026 Annual General Meeting, reduced equity attributable to shareholders by USD 3.4bn in 2Q26

1Q26 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**14,243**	**7,106**	**2,601**	**772**	**4,054**	**(10)**	**(279)**
of which: PPA effects and other integration items[1]	*472*	*125*	*223*		*68*	*1*	*55*
of which: items related to the Swisscard transactions[2]	*128*		*128*				
Total revenues (underlying)	13,644	6,981	2,250	772	3,986	(11)	(334)
Credit loss expense / (release)	70	9	70	0	65	(74)	0
Operating expenses as reported	**10,333**	**5,305**	**1,491**	**555**	**2,784**	**219**	**(21)**
of which: integration-related expenses and PPA effects[3]	*750*	*307*	*222*	*35*	*79*	*58*	*48*
Operating expenses (underlying)	9,583	4,998	1,269	520	2,705	160	(69)
Operating profit / (loss) before tax as reported	**3,841**	**1,792**	**1,040**	**217**	**1,205**	**(155)**	**(258)**
Operating profit / (loss) before tax (underlying)	3,990	1,974	911	252	1,216	(97)	(265)
Operating profit / (loss) before tax (underlying excl. litigation)	4,036	1,993	914	252	1,219	(79)	(264)
Underlying cost / income ratio	**70.2%**	**71.6%**	**56.4%**	**67.4%**	**67.9%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**17.0%**						
Underlying return on tangible equity	**14.6%**						

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Represents the gain on sale of UBS's 50% interest in Swisscard AECS GmbH (Swisscard) which has been excluded from underlying revenues. Refer to the "Recent developments" section of the 1Q26 report for more information about the Swisscard transactions; 3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group

Overview of capital requirements and ratios


197.6bn
Gone concern: 100.6bn
Going concern: 97.0bn
o/w CET1
73.3bn
1Q26


39.5%
Gone concern: 20.1%
Going concern: 19.4%
o/w CET1
14.7%
vs. guidance:
~14%
CET1: 10.8%
Going concern: 15.2%
Total loss-absorbing capacity: 26.1%
1Q26
Requirements
RWA
500.4bn


11.9%
Gone concern: 6.1%
Going concern: 5.9%
o/w CET1
4.4%
vs. guidance:
>4%
CET1: 3.58%
Going concern: 5.08%
Total loss-absorbing capacity: 8.88%
1Q26
Requirements
LRD
1,653.5bn

Refer to the "Capital Management" section of the 1Q26 report for more information

1Q26 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Underlying revenues, m	**3,267**	**3,003**	**9%**	**1,232**	**1,034**	**19%**	**1,360**	**1,177**	**16%**	**1,177**	**1,031**	**14%**
Net interest income, m	552	513	8%	366	311	18%	406	372	9%	408	345	18%
Recurring net fee income, m	2,178	2,022	8%	316	276	15%	606	535	13%	504	432	17%
Transaction-based income, m	517	460	13%	557	455	22%	347	272	28%	266	255	4%
Other revenues, m	19	8		(8)	(7)		0	(2)		(2)	(1)	
Credit loss expense / (release), m	(1)	16		0	3		7	0		1	(14)	
Underlying operating expenses, m	**2,820**	**2,630**	**7%**	**631**	**604**	**5%**	**845**	**824**	**3%**	**691**	**641**	**8%**
Underlying PBT, m[1]	**448**	**357**	**26%**	**600**	**428**	**40%**	**508**	**354**	**44%**	**486**	**403**	**20%**
Underlying cost / income ratio	**86%**	**88%**	**(1pp)**	**51%**	**58%**	**(7pp)**	**62%**	**70%**	**(8pp)**	**59%**	**62%**	**(4pp)**
Net new fee-generating assets, bn	8.8	10.2		6.8	4.4		13.9	8.7		8.4	4.1	
Fee-generating assets, bn	1,162	1,058	10%	210	178	18%	459	382	20%	270	228	18%
Net new assets, bn	5.3	20.2		18.6	7.5		10.6	1.4		3.3	3.6	
Invested assets, bn	2,242	2,082	8%	781	689	13%	762	670	14%	878	773	14%
Net new loans, bn	2.1	0.9		1.8	1.3		(0.3)	0.3		1.0	(0.2)	
Loans, bn	106	99	7%	48	43	11%	62	60	4%	114	97	17%
Net new deposits, bn	4.6	(2.7)		(4.1)	(7.0)		(1.9)	(1.6)		0.1	1.9	
Deposits, bn	124	114	9%	113	119	(5%)	111	112	0%	124	118	6%
Advisors (full-time equivalents)	5,722	5,884	(3%)	937	922	2%	1,436	1,530	(6%)	1,179	1,277	(8%)

UBS

Table excludes divisional items. Refer to the "Global Wealth Management" section of the 1Q26 report for more information; 1 Excluding litigation, underlying PBT was +27% YoY in Americas, +40% in APAC, +43% in EMEA and +20% in Switzerland

RWA and LRD QoQ walk

Risk-weighted assets

bn



1%
493.4
7.5
0.6
0.8
0.0
(1.9)
500.4
4Q25
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
1Q26

Leverage ratio denominator

bn



2%
1,622.4
39.9
(4.8)
11.6
(6.1)
(9.5)
1,653.5
4Q25
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
1Q26

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized 2023-1Q26	Remaining balance to be recognized[2,3]	Expected future P&L releases at 31.3.26 FX rates[4]	Estimated amortization profile[5] 2Q-4Q26	2027	2028+
GWM	~3.0	(2.0)	~1.0	~1.1	(~0.2)	(~0.2)	(~0.7)
P&C	~4.3	(2.7)	~1.6	~1.7	(~0.5)	(~0.4)	(~0.8)
IB	~2.3	(2.2)	~0.1	~0.1	(~0.1)	(~0.0)	(~0.0)
Total[1]	**~9.6**	**(6.9)**	**~2.7**	**~2.9**	**(~0.8)**	**(~0.6)**	**(~1.5)**

(5.1bn) from standard accretion and (1.8bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized 2023-1Q26	Remaining NII expected to be recognized	Expected future P&L releases at 31.3.26 FX rates[4]	Estimated amortization profile[5] 2Q-4Q26	2027	2028+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.1)	~0.1	~0.1	(~0.1)	(~0.0)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Adjusted for the early release of PPA against the derecognition loss within Group Items due to the repurchase of legacy Credit Suisse debt in 4Q25; 4 Represented at current FX rates and treasury allocations; 5 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Estimated impact of final CAO and proposed foreign participation treatment

Based on 4Q25 financials		Estimated impact on UBS AG standalone	Estimated impact on UBS Group AG consolidated
Ordinance final	**Deferred tax assets on temporary differences (TD DTAs):** No changes to current treatment, recognized up to a threshold of 10% of CET1 capital and risk-weighted at 250%, deduction above this threshold	n/a	n/a
	Capitalized software: Fully recognized when in use, risk weighted at 100% and amortized over 3 years for capital purposes	CET1: (1.0bn) RWA: (1.0bn) **Net CET1 capital impact: (0.8bn)**	CET1: (3.0bn) RWA: (3.0bn) **Net CET1 capital impact: (2.6bn)**
	Prudential valuation adjustments (PVAs): Stricter valuation in line with EBA rules	CET1: (1.0bn) **Net CET1 capital impact: (1.0bn)**	CET1: (1.5bn) **Net CET1 capital impact: (1.5bn)**
Law proposal to parliament	**Foreign participations:** Full deduction from CET1 capital of all foreign participations	CET1: (39.4bn)[1] RWA: (157.6bn)[2] **Net CET1 capital impact: (19.7bn)**	n/a
	Total net CET1 capital impact	**(21.5bn)**	**(4.1bn)**

UBS

Based on the 4Q25 balance sheet; net CET1 capital impacts calculated based on 14.0% CET1 capital ratio for UBS Group AG consolidated and 12.5% CET1 capital ratio for UBS AG standalone; **1** Reflects 42.2bn of CET1 from foreign participations as of 4Q25, adjusted for ~3bn of expected repatriations from UK subsidiaries in 2026; **2** Reflects 169.6bn of RWA from foreign participations as of 4Q25, adjusted for ~3bn of expected repatriations from UK subsidiaries in 2026, reducing RWA by ~12bn

Broad agreement that Swiss TBTF capital package would add further ~22bn of CET1 capital requirements

Total incremental CET1 capital based on the final CAO and proposed legislation[1]
4Q25



22bn
CAO impact at UBS AG standalone
2bn
Full deduction of foreign participations at UBS AG standalone
20bn
CET1 capital required



22bn
13bn
Further capital build required
SFC assumes only 9bn of further capital build is required[2]
9bn
9bn of existing capital excess above 12.5-13.0% UBS AG standalone guidance
CET1 capital required

Regardless of how the numbers are presented, it is broadly agreed, including by the authorities, that the announced measures would require UBS to hold ~22bn of additional CET1 capital, on top of the ~15 billion that UBS already needs to hold as a result of the Credit Suisse acquisition under existing regulations

If the package were to be finalized as currently drafted, this ~22bn of capital would be trapped, impacting our competitive position in supporting clients, investing for growth and delivering returns necessary to remain an attractive investment case for shareholders

UBS

1 This assumes USD 3bn of currently expected capital repatriations from UK subsidiaries in 2026, subject to customary regulatory approval, freeing up USD 1.5bn of CET1 capital at the UBS AG standalone level under the current capital regime, which are assumed to be upstreamed to UBS Group AG; 2 Swiss Federal Council in its final CAO and proposals regarding the capital treatment of foreign participations, along with its supporting documents, assumed capital repatriations of overall USD 5bn from UK subs (by 2026) and US IHC (by 2028) and assumes that the respective capital benefit is retained at the parent bank

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving armed conflicts. UBS's acquisition of the Credit Suisse Group materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of Credit Suisse, Switzerland has amended its Capital Adequacy Ordinance and is considering changes to its Banking Act, which, if enacted as proposed, would substantially increase capital requirements for UBS in relation to its foreign subsidiaries. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the US; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of additional tier one debt instruments, to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of the Credit Suisse Group, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by the Swiss Financial Market Supervisory Authority (FINMA) or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.